SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a or 15d-16 of

the Securities Exchange Act of 1934

Slovak Statutory Consolidated Financial Statements for the year ended

December 31, 2002

EuroTel Bratislava, a.s.

(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A

831 03 Bratislava

Slovak Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

PricewaterhouseCoopers Slovensko, s.r.o.
Hviezdoslavovo nám. 20
815 32 Bratislava
Slovak Republic
Telephone +421 (0) 2 5441 4101
Facsimile +421 (0) 2 5441 4102

REPORT OF INDEPENDENT AUDITORS

To the shareholders of EuroTel Bratislava, a.s.,

1.	We have audited the accompanying consolidated financial statements of EuroTel Bratislava, a.s. for the year ended 31 December 2002. Our audit has been carried out in accordance with Slovak auditing guidelines issued by the Slovak Chamber of Auditors and with International Standards on Auditing.

2.	The Board of Directors of the Company is responsible for the preparation of the consolidated financial statements and for maintaining accounting records that are complete, supportable and accurate in accordance with relevant laws of the Slovak Republic. Our responsibility is to express an opinion on these consolidated financial statements based on the results of our audit.

3.	Our audit was planned and performed so as to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes an assessment of the accounting principles applied and significant estimates made by the Company’s management, and an evaluation of the overall presentation of those consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the assets, liabilities, equity and the financial position of EuroTel Bratislava, a.s. at 31 December 2002 and the results of its operations for the year then ended in accordance with the Accounting Act of the Slovak Republic and the Ministry of Finance of the Slovak Republic Decree No. 65/393/1993.

Bratislava, 3 March 2003

PricewaterhouseCoopers Slovensko, s.r.o.	Ing. Mária Frühwaldová
SKAU licence No.: 161	SKAU Decree No.: 047

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600

Spoločnost’ je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č. 16611/B.

The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

Consolidated Balance Sheet as at 31 December, 2002

EuroTel Bratislava, a.s. Vajnorská 100/A 831 03 Bratisalva
Phone number: 02/4955 5087	Fax number: 02/4955 5029

Section			Line	Current year	Prior year
				SKK ’000	SKK ’000
TOTAL ACTIVE ACCOUNTS			1	13,075,574	12,318,857
A	Receivables for subscribed share capital		2	0	0
B	Fixed assets		3	8,631,902	5,923,861
	BI	Intangible fixed assets (line 05 to 11)	4	3,010,006	903,749
		of which:
		Debit consolidation difference	5	0	0
	BII	Tangible fixed assets	6	4,969,730	4,357,801
		1 Land	7	148	148
		2 Buildings, production halls and structures	8	113,734	55,803
		3 Machines, equipment, transport vehicles, furniture, fixtures, fittings	9	4,820,216	4,280,984
		4 Permanent crop stands	10	0	0
		5 Livestock and draught animals	11	0	0
		6 Other tangible fixed assets	12	35,632	20,866
		7 Correction item to acquired assets	13	0	0
	BIII	Uncomplete tangible and intable fixed assets	14	622,175	599,298
	BIV	Advance payments on account of tangible fixed assets	15	29,991	63,013
	BV	Financial investments	16	0	0
		1 Investments in enterprises with a majority interest (over 50%)	17	0	0
		2 Investments in enterprises with significant interest (20%-50%)	18	0	0
		of which:
		Debit consolidation difference (in case of the first consolidation of equity by equivalency consolidation method)	19	0	0
		3 Other investments, shares and securities	20	0	0
		4 Loans to enterprises in the group	21	0	0
		5 Other financial investments and loans	22	0	0
C	Current assets		23	3,918,092	5,693,099
	CI	Inventories	24	297,151	260,769
		1 Material	25	49,180	78,094
		2 Work-in-progress and semi-finished goods	26	0	0
		3 Finished goods	27	0	0
		4 Livestock	28	0	0
		5 Goods (for resale)	29	247,971	182,675
		6 Advance payments on account of inventories	30	0	0
	CII	Long term receivables	31	29,308	4,187
		1 Trade accounts receivables	32	29,308	4,187
		2 Receivables from shareholders, partners and consortium members	33	0	0
		3 Receivables from enterprises with a majority interest (over 50%)	34	0	0
		4 Receivables from enterprises with significant interest (20%-50%)	35	0	0
		5 Other long term receivables	36	0	0
	CIII	Short term receivables	37	1,043,540	796,490
		1 Trade accounts receivable	38	941,759	779,968
		2 Receivables from shareholders, partners and consortium members	39	1,100	1,100
		3 Social security	40	0	0
		4 State: Tax receivable	41	96,350	15,039
		5 State: Deferred tax	42	0	0
		6 Receivables from enterprises with majority interest (over 50%)	43	0	0
		7 Receivables from enterprises with significant interest (20%-50%)	44	0	0
		8 Other short term receivables	45	4,331	383
	CIV	Financial assets	46	2,548,093	4,631,653
		1 Cash in hand	47	4,397	4,166
		2 Bank accounts	48	855,806	950,197
		3 Short term financial assets	49	1,687,890	3,677,290
D	Other assets – temporary accounts of assets		50	525,580	701,897
	DI	Accruals, prepaid expenses	51	397,218	574,177
		1 Prepaid expenses	52	350,202	361,871
		2 Accrued income	53	0	0
		3 Exchange rate differences (unrealised losses)	54	47,016	212,306
	DII	Estimated receivables	55	128,362	127,720

Section			Line	Current year	Prior year
				SKK ’000	SKK ’000
TOTAL PASSIVE ACCOUNTS			56	13,075,574	12,318,857
A	Equity		57	3,467,298	2,704,660
	AI	Share capital	58	3,733,700	3,733,700
	AII	Capital funds	59	1,036	1,036
		1 Share premium	60	0	0
		2 Other capital funds	61	1,036	1,036
		3 Revaluation differential for assets	62	0	0
		4 Revaluation differential for investments	63	0	0
	AIII	Funds from profit	64	49,622	49,622
		1 Legal reserve fund	65	49,622	49,622
		2 Non-distributable fund	66	0	0
		3 Statutory and other funds	67	0	0
	AIV	Profit (loss) brought forward from previous years	68	(1,079,698)	(1,660,493)
		1 Retained profit from previous years	69	0	0
		2 Loss brought forward from previous years	70	(1,079,698)	(1,660,493)
	AV	Profit (loss) for the current year	71	762,638	580,795
	AVI	Minority interest	72	0	0
B	Liabilities		73	8,297,587	8,512,757
	BI	Provisions	74	113,014	319,109
		1 Legal provisions (tax deductible)	75	0	0
		2 Provision for exchange rate losses	76	47,017	212,306
		3 Other provisions	77	65,997	106,803
	BII	Long term liabilities	78	6,675,602	6,841,680
		1 Liabilities to enterprises with a majority interest (over 50%)	79	80	80
		2 Liabilities to enterprises with significant interest (20%-50%)	80	0	0
		3 Long term advances received	81	0	0
		4 Bonds issued	82	6,675,522	6,841,600
		5 Long term bills of exchange payable	83	0	0
		6 Other long term liabilities	84	0	0
	BIII	Short term liabilities	85	1,508,970	1,351,968
		1 Trade accounts payable	86	798,033	791,883
		2 Payables to shareholders, partners and consortium participants	87	0	0
		3 Payables to employees	88	25,402	22,767
		4 Social security payables	89	12,673	11,421
		5 State: Taxes payable and subsidies	90	7,467	7,507
		6 State: Deferred tax liability	91	662,895	515,655
		7 Payables to enterprises with majority interest (50%-100%)	92	0	0
		8 Payables to enterprises with significant interest (20%-50%)	93	0	0
		9 Other payables	94	2,500	2,735
	BIV	Bank and other loans	95	0	0
		1 Bank loans long term	96	0	0
		2 Bank loans current	97	0	0
		3 Other	98	0	0
C	Credit consolidation difference		99	0	0
D	Accruals and estimated payables		100	1,310,689	1,101,440
	DI	Accruals	101	490,829	276,993
		1 Accrued expenses	102	64,351	0
		2 Deferred income	103	425,012	275,198
		3 Exchange rate differential (unrealised gains)	104	1,466	1,795
	DII	Estimated payables	105	819,860	824,447

Signature of a statutory representative: Michael Günther Rahul N.Saxena	Person responsible for bookeeping: Ivan Bošňák	Person responsible for financial statements: Adriana Jonásová

Consolidated Income Statement for the period ended 31 December, 2002

EuroTel Bratislava, a.s. Vajnorská 100/A 831 03 Bratisalva
Phone number: 02/4955 5087	Fax number: 02/4955 5029

Section			Line	Current year	Prior year
				Sk’000	Sk’000
I		Sale of goods (purchased for resale)	1	671,095	784,965
	A	Cost of goods (purchased for resale)	2	1,425,744	1,500,954
		Gross Margin (trading) (line 1-2)	3	-754,649	-715,989
II		Production	4	8,560,804	7,173,775
		1 Sale of own manufacture goods and services	5	8,514,778	7,122,570
		2 Change in inventories of work in progress, semi-finished and finished goods	6	0	0
		3 Own work capitalised	7	46,026	51,205
	B	Consumption (line 9+10)	8	3,961,072	3,337,122
		1 Material and energy consumed in production	9	256,646	301,068
		2 Cost of services	10	3,704,426	3,036,054
		Value added (line 03+04-08)	11	3,845,083	3,120,664
	C	Personnel costs	12	600,757	518,959
	D	Taxes (road tax, property tax, other direct taxes)	13	9,304	8,733
III		Other operating earnings	14	212,258	219,603
	E	Other operating costs	15	168,952	94,566
	F	Depreciation of fixed assets	16	1,653,100	1,518,827
IV		Release of reserves (provisions), aggregated prepaid expenses	17	405,982	281,106
	G	Creation of reserves (provisions), aggregated prepaid expenses	18	355,907	366,286
V		Release of adjusting items (provisions): operating	19	270,561	280,951
	H	Creation of adjusting items (provisions): operating	20	496,181	331,338
VI		Transfer of operating earnings to financial or extraordinary	21	0	0
	I	Transfer of operating costs to financial or extraordinary	22	0	0
OPERATING PROFIT (LOSS)			23	1,449,683	1,063,615
(line 11-12-13+14-15-16+17-18+19-20+(-21)-(-22))				0	0
VII		Financial earnings	24	618,593	532,593
	J	Financial costs	25	1,302,497	1,651,124
VIII		Release of reserves (provisions) related to financial items	26	386,679	942,774
	K	Creation of reserves (provisions) related to financial items	27	229,170	212,317
IX		Release of adjusting items related to financial items	28	0	0
	L	Creation of adjusting items related to financial items	29	0	0
X		Transfer of financial earnings to operating or extraordinary	30	0	0
	M	Transfer of financial costs to operating or extraordinary	31	0	0
PROFIT (LOSS) FROM FINANCIAL ACTIVITIES			32	-526,395	-388,074
(line 24-25+26-27+28-29+(-30)-(-31))
	N	Tax on income from ordinary activities (line 34+35)	33	149,848	136,582
		1 Payable	34	2,608	13,376
		2 Deferred	35	147,240	123,206
Tax on income from ordinary activities ( line 33 )			36	149,848	136,582
PROFIT (LOSS) FROM ORDINARY ACTIVITIES			37	773,440	538,959
(line 23+32-36)
XI		Extraordinary income	38	6,960	67,025
	O	Extraordinary expense	39	17,762	25,189
	P	Tax on income from extraordinary activities	40	0	0
		1 Payable	41	0	0
		2 Deferred	42	0	0
EXTRAORDINARY PROFIT (LOSS)			43	-10,802	41,836
(line 38-39-40)
	R	Profit (loss) share transferred to the owners’ account	44	0	0
PROFIT (LOSS) FOR THE ACCOUNTING PERIOD AFTER TAX			45	762,638	580,795
(line 37+43-44)
		of which:
		Minority interest	46	0	0

Signature of a statutory representative:		Person responsible for bookeeping:	Person responsible for financial statements:

Michael Günther	Rahul N. Saxena	Ivan Bošňák	Adriana Jonásová

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

1.	GENERAL

EuroTel Bratislava, a.s. (“the Company”) was established and incorporated in the Commercial Register on 16 December 1996. The Company’s registered address is Vajnorská 100/A, 831 03 Bratislava; its corporate ID (IČO) is 35 705 019.

The Company is a part of several groups of companies, which all prepare consolidated financial statements including the financial statements of the Company. These groups of companies are ultimately owned by Deutsche Telekom AG, AT&T Corp. and Verizon Communications Inc, respectively. Consolidated financial statements for the smallest group of companies are prepared by Slovenské telekomunikácie, a.s These consolidated financial statements are available at Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava.

On 29 December 1999, the Company established the Slovak Wireless Finance Company B.V. (“SWFC”), a fully owned subsidiary with the registered seat at Amsteldijk 166, 1079 LH, Amsterdam, the Netherlands. The Company did not establish any other subsidiary or joint venture.

Effective July 16, 2002, EuroTel was awarded the license (“the License”) for the implementation and operation of a public mobile telecommunication network based on the Universal Mobile Telecommunication System (“UMTS”) standard. The license also provides for control of related radio frequencies by the Company, under the terms of the license the Company will acquire control of frequencies no later than September 30, 2003. The Company is then obliged to launch commercial UMTS services within 30 months from the assumption of control of frequencies. The license is valid through to 2022 when the Company has the option to request its prolongation.

Business name of the company	% of shares in the share capital	Share capital		Profit/loss
		31 December 2001 SKK ‘000	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000	31 December 2002 SKK ‘000
SWFC	100	791	772	5,869	7,176

Total	100	791	772	5,869	7,176

a)	The following are the core business activities of the Company as per its record in the Commercial Register:

—	Establishment and operation of Public Mobile Telecommunications Networks (“PMTNs”) using frequencies assigned by the licenses granted by the Slovak Telecommunication Office;
—	Provision of public mobile telecommunication services via the above PMTNs;
—	Establishment and operation of a public data network based on data packet commutation;
—	Provision of public data services via the public telecommunications networks;
—	Assembly and maintenance of telecommunication devices connected to the Public Switched Telephone Network (“PSTN”);
—	Purchase and sale of goods to the final customers or to the resellers;
—	Consultancy in the area of the public mobile cellular radiotelephony network;
—	Consultancy in the area of the public data packet networks;
—	Publishing technical magazines;
—	Organization and operation of knowledge-based games;
—	Intermediation activities in the area of trade, services, and production;

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

1.	GENERAL (continued)

—	Advertising and promotional activities;
—	Renting of movable items — leasing;
—	Real estate and non-residential premises letting, including provision of other than basic related services; and
—	Intermediation in buying, selling, and letting real estate.

b)	The Members of the Board of Directors at 31 December 2002 were:

Name	Position
Mr Michael Günther	Chairman
Mr Rahul Narain Saxena	Vice-chairman
Mr Fridbert Gerlach	Member
Mr Robert Leo Lewis	Member
Mr Peter Stropko	Member

c)	The Members of the Supervisory Board at 31 December 2002 were:

Name	Position
Mr Jozef Pavlík	Chairman
Mr Mark von Lillienskiold	Member
Mr Farshid Ebrahimi-Ghajar	Member
Mr Pavol Gašpar	Member
Ms Beáta Lacíková	Member
Mr Luigi Franco Pina	Member

d)	The structure of EuroTel’s shareholdersat 31 December 2002 was as follows:

Name	Amount of share in the registered capital
	Absolute amount SKK ‘000	Percentage %
Slovenské telekomunikácie, a.s. (“ST”)	1,988,580	53*
Atlantic West, B.V. (“AWBV”)	1,745,120	47*

*The exact percentage of shareholdings is 51.0000084235% of the economic interest and 53.2603% of the voting rights, respectively, held by Slovak Telecom and 48.9999915765% of the economic interest and 46.7397% of the voting rights, respectively, held by AWBV. These numbers are rounded to the nearest percent for convenience purposes.

The Company is a joint venture of its shareholders. Based on the Shareholders’ Agreement of EuroTel Bratislava, a.s. dated 3 December 1996, certain major decisions regarding the operations of the Company have to be supported by the representatives of both shareholders.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

1.	GENERAL (continued)

e)	The number of staff at December 31, 2002 was 1,156 (31 December 2001: 1 025), 147 of which were management (31 December 2001: 103).

	Number of staff at December 31, 2002	Total personnel costs (SKK’ 000)	Wages and salaries (SKK’ 000)	Remuneration paid to management (SKK’ 000)		Social security costs (SKK’ 000)	Social costs (SKK’ 000)
				former	present
Employees total	1,156	600,757	436,332	16,589	18,458	113,173	16,205
Management	147	139,300	81,488	16,589	18,458	20,455	2,310

f)	Members of the statutory body (Board of Directors) received no remuneration in 2002. The current members of the Supervisory Board were paid bonuses of SKK 30 thousand, included under „Wages and salaries”.

g)	On 25 April 2002, the ordinary General Meeting of shareholders approved both individual and consolidated financial statements of the Company together with a proposal for allocation of the 2001 profit to the reserves of the Company.

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES

a)	Basic accounting principles and the consolidation method

These consolidated financial statements have been prepared in accordance with paragraph 22 of Act 563/1991 Coll. on Accounting as amended, on the going concern basis and under the historical cost convention.

The full consolidation method was applied to the consolidation of SWFC. The accounting value method was applied to the consolidation of equity, resulting in no consolidation difference. The first equity consolidation date is 31 December 1999. SWFC’s share capital is EUR 18,500.

b)	Intangible assets

Purchased intangible assets are stated at cost, which includes the acquisition price and the related acquisition costs including capitalized interest. At 31 December 2002, the Company did not acquire any intangible assets as gifts and produced no intangible assets internally.

The Company used a depreciation plan based on the expected economic useful lives of intangible assets, ranging from three to five years. The licenses granted by the Telecommunications Office of the Slovak Republic are depreciated over 5 years even in cases when their periods of validity and estimated useful lives exceed such period.

Intangible assets with a useful life exceeding one year and with acquisition cost lower than SKK 40,000 are considered low-value intangible assets. Low-value intangible with the acquisition price less than SKK 5,000 are written off when put in use; the Company keeps operational records to track such assets. Low-value intangible assets with the acquisition cost from SKK 5,001 up to SKK 40,000 are depreciated on a straight-line basis according to their economic useful lives.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

c)	Tangible fixed assets

Purchased tangible fixed assets are stated at cost, which includes the acquisition price and the related acquisition costs including capitalized interest. The Company creates provisions against items of tangible fixed assets, where the carrying value of an asset exceeds its value in use. In 2002, the Company did not receive any tangible fixed assets as gifts and did not produce any tangible fixed assets internally.

Tangible fixed assets are depreciated on a straight-line basis according to their expected economic useful lives, which are as follows:

Years of depreciation
Buildings and structures	15
Machines and machinery	2 – 10
Other tangible fixed assets	3

As a result of differences between the depreciation for tax and accounting purposes, the Company accounts for deferred taxes.

Tangible fixed assets with a useful life exceeding one year and with the acquisition cost lower than SKK 20,000 are considered low-value tangible fixed assets. Low-value tangible fixed assets with an acquisition price less than SKK 5,000 are written off when put in use; the Company keeps operational records to track such assets. Low-value tangible fixed assets with an acquisition price from SKK 5,001 up to SKK 20,000 are fully depreciated when put in use, except for specific categories, which are depreciated on the basis of their economic useful lives.

d)	Leased assets

At 31 December 2002, the Company did not use any assets acquired under financial leases.

e)	Financial investments

Financial investments are carried at acquisition cost. No provision was made for financial investments at 31 December 2002.

f)	Inventories

Inventories are carried at acquisition cost less any provisions. Acquisition cost includes the acquisition price and costs relating to the acquisition (transport, commission, customs duty, insurance). Inventories consist of purchased goods (mobile phones with accessories, routers, DPN, and modems) for resale; spare parts for mobile phones, base stations and data nodes, SIM cards and consumables. Purchased goods and spare parts for mobile phones are carried at the pre-set acquisition cost (“standard cost”), with separate accounting for any variations from the actual acquisition cost and additional acquisition costs. The variations from the actual acquisition cost and additional acquisition costs are expensed monthly, depending on the amount of goods sold, using a method described below to account for valuation differences.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

Consumables and spare parts for base stations and data nodes are carried at the actual acquisition cost using the FIFO method to account for their consumption. SIM cards are carried using the weighted average accounting method.

In the Company’s analytical records, the acquisition cost is analyzed into the acquisition price and other acquisition costs. The arising valuation variance expense was charged on a monthly basis in the following amount:

% of valuation variance         = (opening valuation variance + additions to valuation variance)/(opening balance of inventories +                                                    additions to inventories)

Valuation variance expense = actual consumption x% of valuation variance

Consumption of inventories is accounted for using cost used to value the items in stock. A provision is created against obsolete and slow moving inventories and other inventories, where their carrying value exceeds net realizable value.

g)	Construction contracts

In 2002, the Company did not recognize contracts.

h)	Receivables, accruals, and prepayments

Receivables, accruals, and prepayments are stated at their nominal value less provisions for doubtful and bad debts and for receivables from companies in bankruptcy.

i)	Current financial assets

Current financial assets, which include cash, duty stamps, and highly liquid securities, are stated at cost. No provision was made for financial assets at 31 December 2002.

j)	Liabilities, accruals and deferred income

Liabilities,	accruals and deferred income are stated at their nominal value.

k)	Provisions

Provisions for liabilities and charges are stated at the amount necessary to cover the known or probable risks and losses from business activities.

The Company sets up provisions for specific purposes based on facts known at the time of their creation. These facts are statistically evaluated and used to estimate their future occurrence or development (the loyalty scheme EuroTel Club provision for future redemption of credits awarded to customers, provision for retirement bonuses paid to employees according to the Labour Code). Provisions are also created in absolute amounts based on valid contractual relationships related to future periods. Provisions for unrealized foreign exchange losses and for losses related to the holding of short-term bonds are also set up in absolute amounts.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

The Company also sets up general provisions based on identifying and evaluating risks from its business activities.

l)	Principles for setting up provisions against the value of assets

Provisions for fixed assets are created against tangible and intangible fixed assets, if the value in use is significantly lower than their book value.

Provisions for receivables are created for receivables at risk, which have been identified during the analysis of receivables. The Company uses written communication with clients as well as a third party to verify the debtor’s financial situation to assess the credit risk.

Receivables are analysed to specific credit risk categories and a provision is calculated using percentages assigned to such credit risk categories.

Provisions for inventories are created in accordance with the accounting principle of prudence for obsolete stock, where the Company expects decreasing demand and the selling price has decreased due to age of inventories. The stock-take records support this indirect decrease of inventory value.

The amount of provision is calculated using an analysis of inventories sold in the past periods and using informed assessment of their future sales. A pre determined provision percentage is applied to individual types of inventories and expected future sale time periods.

m)	Revenues

Revenues from the sale of goods and services are stated net of discounts and VAT. In general, revenues are recognized when the goods or services are provided to customers. Monthly access fees, invoiced one month in advance are deferred until the services are rendered. Airtime revenues are billed one month in arrears and are accrued, via estimated receivables, so as to be recognized when the services were rendered. Sales of Easy vouchers are deferred to the period when the minutes were used. Revenues from the sale of mobile phones and accessories are recognized at the time of sale.

n)	Foreign currency conversion

Transactions in foreign currency are converted and accounted for in accordance with the National Bank of Slovakia (“NBS”) exchange rate valid on the day of the transaction (payables when the related purchase invoice is received, receivables when the sales invoice is issued, cash on the day of the transaction with the bank account or cash in hand).

All assets and liabilities recorded in foreign currency were at the balance sheet data converted using the NBS foreign exchange rate. Provisions were made for unrealized foreign exchange losses and charged to the income statement. Unrealized foreign exchange gains are not posted to the income statement. Foreign exchange differences from cash in hand, bank accounts and short-term financial investments are recognized in the income statement.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

2.	ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

The individual financial statements of SWFC at 31 December 2002 were included in these consolidated financial statements after retranslation of balance sheet items using the NBS’ exchange rate at 31 December 2002 of EUR 1 = SKK 41.722.

o)	Additional pension insurance

At present, the Company does not offer any additional pension insurance plans to its employees. The Company makes regular contributions to the statutory pension plan.

p)	Deferred tax

Due to temporary differences between depreciation of tangible and intangible fixed assets for accounting and tax purposes, the Company accounted for the deferred tax liability at 31 December 2002.

r)	Research and development

At 31 December 2002, the Company did not recognise any costs related to research and development.

s)	Changes in accounting

No changes were made in the accounting, valuation or manner of depreciation. Certain balances included in the comparative consolidated financial statements have been reclassified to conform to the current year presentation.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

3.	INTANGIBLE ASSETS

(row 004 of Consolidated Balance Sheet)

Cost

Type of asset	1 January 2002 SKK ‘000	Additions SKK ‘000	Transfers SKK ‘000	31 December 2002 SKK ‘000
Software	1,808,761	—	1,351,435	3,160,196
Valuable rights	1,053,214	—	—	1,053,214
Other intangible assets	26,622	—	1,503	28,125
Assets under construction	314,786	2,587,263	(1,261,540)	1,640,509
Advances paid for intangible assets	—	92,798	(91,398)	1,400

Total	3,203,383	2,680,061	0	5,883,444

Accumulated depreciation and provisions

Type of asset	1 January 2002 SKK ‘000	Additions SKK ‘000	31 December 2002 SKK ‘000
Software	1,486,135	480,087	1,966,222
Valuable rights	792,400	92,113	884,513
Other intangible assets	21,099	1,604	22,703

Total	2,299,634	573,804	2,873,438

Net book value

Type of asset	1 January 2002 SKK ‘000	31 December 2002 SKK ‘000
Software	322,626	1,193,974
Valuable rights	260,814	168,701
Other intangible assets	5,523	5,422
Assets under construction	314,786	1,640,509

Total	903,749	3,010,006

Low-value intangible fixed assets with a cost of SKK 126 thousand have been expensed at 31 December 2002 (in 2001: SKK 165 thousand).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

4.	TANGIBLE FIXED ASSETS

(row 006 of Consolidated Balance Sheet)

Cost

Type of assets	1 January 2002 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	Transfers SKK ‘000	31 December 2002 SKK ‘000
Land	148	—	—	—	148
Buildings, halls and constructions	98,071	—	(22,919)	88,247	163,399
Machinery and equipment	7,571,664	—	(112,852)	1,700,033	9,158,845
Other tangible fixed assets (Low-value)	71,713	—	(8,735)	32,091	95,069
Assets under construction	599,298	1,601,350	—	(1,578,473)	622,175
Advances paid for tangible fixed assets	63,013	208,876	—	(241,898)	29,991

Total	8,403,907	1,810,226	(144,506)	0	10,069,627

Accumulated depreciation and provisions

Type of asset	1 January 2002 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	31 December 2002 SKK ‘000
Buildings, halls and constructions	42,268	29,426	(22,029)	49,665
Machinery and equipment	3,290,680	1,193,501	(145,552)	4,338,629
Other tangible fixed assets	50,847	15,973	(7,383)	59,437

Total	3,383,795	1,238,900	(174,964)	4,447,731

Net book value

Type of asset	1 January 2002 SKK ‘000	31 December 2002 SKK ‘000
Land	148	148
Buildings, halls and constructions	55,803	113,734
Machines and machinery	4,280,984	4,820,216
Other tangible fixed assets – Low-value	20,866	35,632
Assets under construction	599,298	622,175
Advance paid for tangible fixed assets	63,013	29,991

Total	5,020,112	5,621,896

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

4.	TANGIBLE FIXED ASSETS (continued)

Included in additions to accumulated depreciation is creation of provisions against selected technical equipment where the carrying value exceeded value in use in the total amount of SKK 122,723 thousand.

Low-value tangible fixed assets with a cost of SKK 5,207 thousand have been expensed at 31 December 2002 (at 31 December 2001: SKK 4,286 thousand). At 31 December 2002, the Company has not pledged any assets as a security for loans.

The Company’s fixed assets and inventories were during the year insured by insurance company Allianz, a.s. The maximum insurance proceeds are limited at SKK 5,234,000 thousand (SKK 3,000,000 thousand at 31 December 2001). The insurance period started on 1 January 2002 and ended on 31 December 2002.

At 31 December 2002, the Company had no assets under finance leasing.

5.	INVENTORIES

(row 024 of Consolidated Balance Sheet)

	2002 SKK ‘000	2001 SKK ‘000
Material and spare parts	49,180	78,094
Goods for resale	247,971	182,675

Total	297,151	260,769

Inventories at a carrying value of SKK 309,607 thousand (at 31 December 2001: SKK 280,038 thousand) are shown net of a provision of SKK 12,456 thousand (at 31 December 2001: SKK 19,269 thousand) for slow-moving (obsolete) inventories in the net realizable value of SKK 297,151 thousand (at 31 December 2001: SKK 260,769 thousand).

Provision for inventories can be analysed as follows:

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	19,269	33,504
Creation of provision	171,405	191,393
Release of provision	(178,218)	(205,628)

Balance at 31 December	12,456	19,269

Inventories at a book value of SKK 297,151 thousand are covered by the insurance policy for all the Company’s assets. The limit for the insurance benefit is stated in Section 4 “Tangible fixed assets” (page 10 of the Notes to the Consolidated Financial Statements).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

6.	RECEIVABLES, ACCRUALS AND PREPAYMENTS

(rows 031, 037 and 050 of Consolidated Balance Sheet)

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Short-term receivables
Trade receivables (net)	941,759	779,968
Other receivables	4,331	383
Receivables from shareholders	1,100	1,100
State – tax receivables	96,350	15,039

Total	1,043,540	796,490

Long-term receivables
Trade receivables	29,308	4,187

Total	29,308	4,187

Gross receivables totalling SKK 1,971,956 thousand (at 31 December 2001: SKK 1,615,275 thousand) are shown net of a provision of SKK 928,416 thousand (at 31 December 2001: SKK 818,785 thousand) for bad and doubtful debts and for receivables from debtors in bankruptcy. The net realizable value of receivables therefore is SKK 1,043,540 thousand (at 31 December 2001: SKK 796,490 thousand).

Ageing analysis of gross receivables is as follows:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Receivables within the due date	1,018,110	756,923
Overdue receivables	953,846	858,352

Total	1,971,956	1,615,275

At 31 December 2002, the Company created the following bad debt provisions:

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	818,785	753,815
Creation of provisions	202,052	140,040
Release of provisions	(92,421)	(75,070)

Balance at 31 December	928,416	818,785

The Company did not have any pledged receivables at 31 December 2002.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

6.	RECEIVABLES, ACCRUALS AND PREPAYMENTS (continued)

Accrued revenue, deferred expenses and prepayments

(row 050 of Consolidated Balance sheet)

31 December 2002 SKK ‘000
Deferred expenses:	350,202
Of which:
Prepaid rent	64,831
Deferred expenses relating to the issuance of bonds	224,790
Foreign exchange losses	47,016
Estimated receivables	128,362

Total	525,580

Significant items in accrued revenue, deferred expenses and prepayments at 31 December 2002 include deferred expenses of SKK 224,790 thousand relating to the issue of bonds. These expenses represent fees for professional services and bank charges. The Company accounts for unrealized foreign exchange losses of SKK 44,791 thousand related primarily to liabilities from the issuance of bonds. Significant items in estimated receivables include interest income from securities held to maturity in the amount of SKK 51,060 thousand and revenues of SKK 62,446 thousand from telecommunication services provided to Company’s customers in December 2002 and billed in January 2003.

7.	CURRENT FINANCIAL ASSETS

(row 046 of Consolidated Balance Sheet)

Structure of financial assets:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Cash
Cash in hand	4,397	4,166
Current bank accounts	22,928	16,167
Term bank accounts	832,878	934,030
Short term financial assets
Short term financial assets	1,687,890	3,677,290

Total	2,548,093	4,631,653

No provision for current financial assets was set up at 31 December 2002.

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2002

8.	SHAREHOLDERS’ EQUITY

(row 057 of Consolidated Balance Sheet)

The Company’s share capital amounted to SKK 3,733,700 thousand at 31 December 2002 (at 31 December 2001: SKK 3,733,700 thousand). Nominal value per share is SKK 1,000. EuroTel Bratislava, a.s. is a joint venture of Slovenské telekomunikácie (“ST”) and Atlantic West B.V. (“AWBV”), a company existing under the laws of the Netherlands. AWBV is ultimately owned by Verizon Communications, Inc. and AT&T, Corp. ST and AWBV hold 53% and 47% of the shares, respectively. ST and AWBV are entitled to 51% and 49% of the Company’s profit, respectively (see note 1d, page 2).

The share capital is divided into two groups of shares. There are 3,561,470 ordinary shares with a nominal value of SKK 1,000 per share with one vote pertaining to each share. There are 172,230 priority shares with a nominal value of SKK 1,000 per share with one vote pertaining to each share.

Movements in shareholders’ equity (in SKK thousand):

	Balance sheet line	1 January 2002	31 December 2002
Share capital	058	3,733,700	3,733,700
Other capital funds	061	1,036	1,036
Statutory reserve fund	065	49,622	49,622
Results from previous periods: Loss carried forward	068	(1,660,493)	(1,079,698)
Profit/(loss) for the current period	071	580,795	762,638

Total shareholder’s equity	057	2,704,660	3,467,298

At 31 December 2002, the Company has not recorded any subscribed share capital that would not be registered in the Commercial Register.

On 25 April 2002, the ordinary General Meeting approved both the individual and consolidated financial statements and the proposal for distributing the profit for the year 2001. Loss carried forward of SKK 1,660,493 thousand has been reduced by the 2001 book profit of SKK 580,795 thousand and amounts to SKK 1,079,698 thousand.

Proposed distribution of 2002 profit will be approved by the Company’s General Meeting on March 25, 2003.

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2002

9.	PROVISIONS

(row 074 of Consolidated Balance Sheet)

	1 January 2002 SKK ‘000	Set up of provisions SKK ‘000	Release of provisions SKK ‘000	31 December 2002 SKK ‘000
Provision for unrealized foreign exchange losses	212,306	47,017	(212,306)	47,017
Other provisions
Provision for warranty repairs	95	—	(95)	—
Provision for leased premises	37,000	10,000	(35,000)	12,000
Provision for general risks	34,500	—	(34,500)	—
Provision for the loss from holding securities	9,892	174,106	(171,979)	12,019
Provision for other penalties	—	500	—	500
Provision for retirement bonus	—	1,000	—	1,000
Provision for the EuroTel Club	25,316	51,300	(36,138)	40,478

Total	319,109	283,923	(490,018)	113,014

10.	LIABILITIES, ACCRUALS AND DEFERRED INCOME

(rows 078, 085, and 100 of Consolidated Balance Sheet)

Analysis of liabilities by time to maturity:

	Within one year SKK ‘000	Over four years SKK ‘000	Total SKK ‘000
Liabilities at 31 December 2002
Trade payables	686,988	—	686,988
Other direct taxes	7,467	—	7,467
Deferred tax liability	662,895	—	662,895
Payables to employees	25,402	—	25,402
Payables to social funds	12,673	—	12,673
Advances received	111,046	—	111,046
Issued bonds	—	6,675,522	6,675,522
Other payables	2,500	—	2,500
Liabilities to related parties	80	—	80
Accruals and deferred income	1,310,689	—	1,310,689

Total	2,819,742	6,675,522	9,495,262

As a result of differences between the depreciation for tax and accounting purposes, the Company accounts for a deferred tax liability of SKK 662,895 thousand as at 31 December 2002.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

10.	LIABILITIES, ACCRUALS AND DEFERRED INCOME (continued)

Analysis of liabilities by due date:

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Liabilities within due date	9,495,262	9,295,088

Total	9,495,262	9,295,088

The Company has no overdue liabilities at 31 December 2002. The Company has no pledged liabilities.

Social fund

(row 094 of Consolidated Balance Sheet)

	2002 SKK ‘000	2001 SKK ‘000
Balance at 1 January	2,735	2,139
Creation:
From costs	4,550	3,660
Utilization:
Company canteen and workforce regeneration	(3,874)	(1,924)
Social aid, transportation	(911)	(1,140)

Balance at 31 December	2,500	2,735

Accruals and deferred income

(row 100 of Consolidated Balance Sheet)

31 December 2002 SKK ‘000
Accrued expenses	64,351
Deferred income	425,012
Unrealised foreign exchange gains	1,466
Estimated liabilities	819,860

Total	1,310,689

Significant items in the accruals and deferred income at 31 December 2002 include accrued expenses related to Polus rent, estimated payables of SKK 154,794 thousand for the international roaming and fees for interconnection with other telecommunication services providers (Orange, Nextra, and Slovenské telekomunikácie) and accrued interest to be paid to bondholders of SKK 190,070 thousand. Unbilled capital expenditure was SKK 255,610 thousand. Deferred income of SKK 425,012 thousand resulted mainly from prepaid minutes of calls and monthly access fees for the NMT, GSM and DNS networks billed in advance.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

11.	LONG-TERM INTERCOMPANY LIABILITIES

(rows 078 and 095 of Consolidated Balance Sheet)

On 23 March 2000, SWFC issued Series A bonds with an interest rate of 11.25%. The total value of these bonds was EUR 175 million, which represented SKK 7,699,300 thousand. Series A bonds worth EUR 172.2 million have been exchanged for Series B bonds with the same interest rate. The bonds are fully guaranteed by the Company and are due on 30 March 2007.

During 2001, the Company re-purchased, in a series of open market transactions, bonds in the amount of EUR 15 million.

As of 31 December 2002, the issued bonds of the Company amounted to EUR 160 million, representing SKK 6,675,522 thousands.

At 31 December 2002, the Company had no bank loans.

12.	REVENUES

(rows 01 and 05 of Consolidated Income Statement)

Revenues for own services and goods by segments:

	2002 SKK ‘000	2001 SKK ‘000
Revenues from the mobile communication services and goods	8,708,195	7,434,174
Revenues from the public data network services	477,678	473,361

Total sales	9,185,873	7,907,535

13.	INTEREST FROM SHORT-TERM FINANCIAL ASSETS

At 31 December 2002, interest from short-term financial assets amounts to SKK 137,563 thousand (at 31 December 2001: SKK 160,410 thousand) representing interest from purchased bonds.

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

14.	INTEREST

Interest expense

Type of loan received	Amount of interest SKK ‘000
Issued bonds	750,180
Capitalized interest	(26,975)
Other	102

Total	723,307

Interest income

At 31 December 2002, interest income totals SKK 51,515 thousand (at 31 December 2001: SKK 67,522 thousand), of which the major part in the amount of SKK 51,376 thousand (at 31 December 2001: SKK 66,878 thousand) is interest from term deposits.

15.	EXTRAORDINARY REVENUE

(row 038 of Consolidated Income Statement)

At 31 December 2002, the Company’s extraordinary revenue amounted to SKK 6,960 thousand (at 31 December 2001: SKK 67,025 thousand).

16.	EXTRAORDINARY EXPENSE

(row 039 of Consolidated Income Statement)

At 31 December 2002, the Company’s extraordinary expenses amounted to SKK 17,762 thousand (at 31 December 2001: SKK 25,189 thousand).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

17.	OPERATING LEASES

The Company has got liabilities to a number of third parties from the rental of administrative and commercial premises in which it has placed its assets. The contracts with these third parties are for periods between 1 and 11 years. The total aggregated minimum amount of future rental payments arising from these irrevocable rental agreements is as follows:

Period	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
2002	—	140,793
2003	166,595	129,391
2004	146,914	135,557
2005	132,233	141,607
2006	111,008	140,097
2007	103,679	119,369
2008 – 2013	586,098	727,642

Total	1,246,527	1,534,456

Rental payments for these leased assets expensed in 2002 were SKK 261,404 thousand (SKK 264,513 thousand in 2001).

18.	OTHER FINANCIAL OBLIGATIONS

In 2002, the Company concluded a cross currency interest rate swap contracts to secure approximately 55% the interest payments denominated in EUR payable on 31 March 2003, 30 September 2003 and 31 March 2004 against the risk of change in the SKK/EUR exchange rate. According to the terms of these contracts the Company agreed to pay fixed SKK cash flow of SKK 215,156 in exchange for a receipt of a fixed EUR cash flow of EUR 4,979 thousand on each of the above days, at an average rate of of approximately 43.21 SKK to EUR.

At 31 December 2002, the fair value of financial derivative contracts amounted to a loss of SKK 12,620 thousand.

At 31 December 2002, the Company had contractual obligations of SKK 239,918 thousand (at 31 December 2001: SKK 309,672 thousand) to acquire fixed assets. These obligations relate mainly to the construction of a network. The major part of these payments will be disbursed within one year. The Company may withdraw from these obligations without significant penalties.

The Company has no other financial liabilities that are not disclosed in the books or shown in the balance sheet.

19.	INFORMATION ON MEMBERS OF STATUTORY, SUPERVISORY, ADMINISTRATIVE, MANAGERIAL AND OTHER COMPANY BODIES

At 31 December 2002, members of the Board of Directors, statutory, supervisory, and managerial bodies received remuneration (both in cash and in kind) in the amount of SKK 35,905 thousand (at 31 December 2001: SKK 17,842 thousand).

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

20.	RELATED PARTIES

The Company carried out arm’s length transactions with the following related parties: Slovenské telekomunikácie, a.s., T-Mobile International, Eurotel Praha (Czech Republic), AWBV (The Netherlands), Rádiomobil (Czech Republic), T-Mobile (Germany), T-Mobile Austria, T-Mobile USA, T-Mobile UK, T-Mobile Netherlands, HT Mobile Communications (Croatia), Westel Mobile TeleCommunications (Hungary), Vodafone Omnitel (Italy), Mobile TeleSystems (Russia), Ukrainian Mobile Communications (Ukraine) a PTC (Poland). Transactions carried out with individual related parties during the accounting period are shown below:

	2002 SKK ‘000	2001 SKK ‘000
Sale
Sales revenue for services – Slovenské telekomunikácie	943,299	972,070
Sale of services to Eurotel Praha	3,285	83,361
Sale of services to other related parties	139,165	102,326
Purchase
Purchase of services from Slovenské telekomunikácie	811,371	756,741
Cost of rental payments to Slovenské telekomunikácie	35,260	41,255
Purchase of services from Eurotel Praha	43,035	33,470
Purchase of services from other related parties	85,923	53,410
Services paid to Tmobile	19,008	3,744
Services paid to AWBV	22,360	33,476

	31 December 2002 SKK ‘000	31 December 2001 SKK ‘000
Receivables
Trade receivables from Slovenské telekomunikácie	140,206	84,116
Trade receivables from other related parties	32,056	20,788
Liabilities
Trade liabilities to Slovenské telekomunikácie	96,715	63,676
Trade liabilities to AWBV	1,001	6,293
Trade liabilities to other related parties	16,890	1,728
Other liabilities
Loans received from Slovenské telekomunikácie	48	48
Loans received from AWBV	32	32

EuroTel Bratislava, a.s.

Notes to the Consolidated Financial Statements

For the year ended 31 December 2002

21.	POST-BALANCE SHEET EVENTS

There have been no post-balance sheet events that would have a significant impact on the true and fair view of the Company’s financial statements and would require adjustment to or disclosure in these financial statements.

Bratislava, February 19, 2003

Prepared by Jana Sadloňová, Head of the Accounting Department

/S/ MICHAEL GÜNTHER	/S/ RAHUL NARAIN SAXENA
Michael Günther Chairman of the Board of Directors	Rahul Narain Saxena Deputy Chairman of the Board of Directors

/S/ IVAN BOšŇÁK	/S/ ADRIANA JONÁSOVÁ
Ivan Bošňák Chief Financial Officer/Procurator	Adriana Jonásová Controller

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EuroTel Bratislava, a.s.
Date: June 17, 2003

	By:	/s/ Robert Chvátal

Robert Chvátal
Chief Executive Officer

	By:	/s/ Ivan Bošňák

Ivan Bošňák
Chief Financial Officer